UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                            (Amendment No.)*

                        Mutual Bancompany, Inc.
-------------------------------------------------------------------------------
                            (Name of Issuer)

                 Common Stock, par value $.01 per Share
-------------------------------------------------------------------------------
                     (Title of Class of Securities)

                               62823P109
-------------------------------------------------------------------------------
                             (CUSIP Number)

                        Lakeshore Capital, Inc.
                     Jay D. Johnson (630) 655-3300
        6262 S. Route 83, Suite 303, Willowbrook, IL  60514-2985
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            October 4, 1996
-------------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s inititial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91) Page 1 of 7

                                 SCHEDULE 13D

  CUSIP NO. 62823P109                                        PAGE 2 OF 7 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lakeshore Capital, Inc.
      36-3868589
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             19,800
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          19,800
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.00%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 2 of 7

                                 SCHEDULE 13D

  CUSIP NO. 62823P109                                        PAGE 3 OF 7 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aqua Fund L.P.
      36-3868593
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             14,800
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          14,800
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,800
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.44%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 3 of 7

                                 SCHEDULE 13D

  CUSIP NO. 62823P109                                        PAGE 4 OF 7 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lakeshore Harbor Fund L.P.
      36-4050270
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             5,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          5,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.50%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 4 of 7

ITEM 1.  SECURITY AND ISSUE
         ------------------

        This Schedule 13D filed October 11, 1996 by Lakeshore Capital, Inc. ("Lakeshore"), Aqua Fund L.P. ("Aqua Fund") and Lakeshore Harbor Fund L.P. ("Harbor") relates to the shares of common stock, par value $.01 per share (the "Common Stock" or "the Shares"), of Mutual Bancompany, Inc. (the "Company"), with its principal executive offices located at 101 West McCarty Street, Jefferson City, MO 65101.

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

        This Schedule 13D is being filed by the following reporting persons:
                (I)   Lakeshore
                (II)  Aqua Fund; and
                (III) Harbor

        Lakeshore, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Aqua Fund and Harbor, both limited partnerships organized under the laws of the State of Illinois. Aqua Fund and Harbor are private investment partnerships engaged in the purchase and sale of securities for investment for their own account. Lakeshore is in the business of serving as the general partner of Aqua Fund and Harbor and in some cases, as an advisor with discretionary power for a limited number of clients with respect to their investments in securities. Jay D. Johnson ("Johnson") is the sole stockholder and the only officer and director of Lakeshore. The business address of Lakeshore, Aqua Fund and Harbor is 6262 South Route 83, Suite 303, Willowbrook, IL 60514.

       Lakeshore, Aqua Fund and Harbor have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor have any of the forgoing been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
        --------------------------------------------------

        As of  October 11, 1996, Aqua Fund was the owner of record and
the beneficial owner of 14,800 shares.   The source of funds used by
Aqua Fund to purchase the Shares, which are not marginable, was Aqua Fund s working capital. Aqua Fund, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp. (the "margin lender"), thus increasing its available working capital. Aqua Fund's obligations under the margin accounts are secured by the marginable equity securities owned by Aqua Fund. As noted above, however, because the Shares are not marginable, Aqua Fund utilized working capital to purchase the Shares.

        Lakeshore has no ownership interest in the funds or property of Aqua Fund, except for its interest as general partner of Aqua Fund. Johnson and his wife have invested as limited partners in Aqua Fund.

        As of October 11, 1996, Harbor was the owner of record and the beneficial owner of 5,000 shares. The source of funds used by Harbor to purchase the Shares, which are not marginable, was Harbor's working capital. Harbor, from time to time, borrows funds through customary margin accounts with the margin lender, thus increasing its available working capital. Harbor's obligations under the margin accounts are secured by the marginable equity securities owned by Harbor. As noted above, however, because the Shares are not marginable, Harbor utilized working capital to purchase the Shares.

        Lakeshore has no ownership interest in the funds or property of Harbor, except for its interest as general partner of Harbor. Johnson has invested as a limited partner in Harbor.


SEC 1746 (12-91) Page 5 of 7

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

        Both Aqua Fund and Harbor acquired the Shares for investment purposes, and only in the ordinary course of their business or investment activities. In the ordinary course of business, the reporting parties from time to time evaluate holdings of securities and will continue to review the prospects of the Company, and based upon such evaluation and on market conditions, economic conditions and other relevant factors, may in the future acquire additional Shares or dispose of Shares.

        The reporting persons under this Schedule 13D have no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D. In the future, however, the reporting persons reserve the right to adopt such plans or proposals subject to applicable regulatory requirements, if any.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

      (a)        Number and Percentage
                 ---------------------

                 Aqua Fund beneficially owns 14,800 Shares representing 4.44% of the outstanding Shares. Harbor beneficially owns 5,000 Shares representing 1.50% of the outstanding Shares.

      (b)        Power to Vote/Dispose of Shares
                 -------------------------------

                 Aqua Fund and Harbor do not have the sole power to vote or the sole power to dispose of any Shares, rather Aqua Fund and Harbor have the shared power to vote and the shared power to dispose of 14,800 and 5,000 Shares, respectively.

                 Lakeshore (as the general partner of Aqua Fund and Harbor) does not have the sole power to vote or the sole power to dispose of any Shares, rather Lakeshore has the shared power to vote and the shared power to dispose of 19,800 Shares.

      (c)        Purchases in the Last 60 Days
                 -----------------------------

                 The following table details the transactions by Aqua Fund and Harbor in the Shares within the 60 day period prior to the date of filing this Schedule 13D.


    DATE OF          AMOUNT       PRICE                    TYPE OF
  TRANSACTION      OF SHARES    PER SHARE                TRANSACTION
---------------    ---------    ---------    ----------------------------------
August 9, 1996       5,000       $21.2500     Purchase By Aqua Fund from Nasdaq
August 12, 1996      5,000       $21.2500      Purchased By Harbor from Nasdaq
October 4, 1996      9,800       $22.1250    Purchased By Aqua Fund from Nasdaq


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
        -------------------------------------------------------------
        RESPECT TO SECURITIES OF THE ISSUER
        -----------------------------------

    Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

        No Exhibits are required to be filed

ITEM 8. AGREEMENT REGARDING JOINT FILING
        --------------------------------

        The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, $.01 par value, of Mutual Bancompany, Inc. be, and any amendments to this Statement will be, filed on behalf of each of the undersigned.


SEC 1746 (12-91) Page 6 of 7

                               SIGNATURES
                               ----------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 11, 1996





                        LAKESHORE CAPITAL, INC.

                                /s/  Jay D. Johnson
                            By:_______________________________________
                               Jay D. Johnson, President



                        AQUA FUND L.P.

                        By:  LAKESHORE CAPITAL, INC., as General Partner

                                /s/  Jay D. Johnson
                            By:______________________________________
                               Jay D. Johnson, President



                        LAKESHORE HARBOR FUND L.P.

                        By:  LAKESHORE CAPITAL, INC. as General Partner

                                /s/  Jay D. Johnson
                            By:_______________________________________
                               Jay D. Johnson, President


SEC 1746 (12-91) Page 7 of 7